SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 566th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 08, 2009

On December 08, 2009, at 1:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24º andar, in the City of São Paulo, State of São Paulo, CEP 05.425 -070, the five hundred and sixty-sixth (566th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Chairman, Marcelo Odebrecht, and Board Member José Mauro Mettrau Carneiro da Cunha, as well as their alternates, justified their absence, and the former was replaced by Board Member Newton Sergio de Souza, according to the representation letter previously sent in accordance with the procedure established in the Company’s Bylaws. Officers Carlos Fadigas, Manoel Carnaúba, Roberto Ramos, Victor Pais and Mauricio Ferro, Messrs. Marco Antonio Villas Boas, Rui Chammas, Alan Hiltner and Ms. Marcella Menezes Fagundes, were also present at the Meeting. In the absence of the Chairman of the Board of Directors, its Vice Chairman Djalma Rodrigues de Souza presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies of which and related documentation were previously forwarded to the Board Members for cognizance, as set forth in the Internal Rules, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) PD.CA/BAK- 26/2009 – Contracting of Loan and Financing by Braskem Executive Office - approval of the following: (i) to keep, during the 2010 fiscal year or until the Board Meeting that will resolve on the new limits for 2011, the limit of three hundred and fifty million reais (R$ 350,000,000.00) per transaction, for the Executive Office to take out loans or financing in Brazil or abroad, without the prior authorization of the Board of Directors, and (ii) to determine that the loans or financing taken out in such period, in excess of fifty million reais (R$ 50,000,000.00) per transaction, be informed to the Board of Directors at the meetings held after the dates of the respective transactions; 2) PD.CA/BAK- 27/2009 – Compressed Air Acquisition Agreement – approval of the execution of the Compressed Air Agreement between the Company and White Martins, according to the terms and conditions described in the respective PD. 3) 2010-2016 Corporate Leader Action Program (“AP”) – after presentations made by the Chief Executive Officer and other attending Officers, and considerations provided by the Board Members, the Corporate Leader AP (the Company’s Business Plan) for the 2010-2016 period was approved; and 4) 2010 CALENDARS – the Calendars were approved for the ordinary meetings of the Board of Directors and for submission of the Corporate Leader AP Monthly Follow-up

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044
Fax (71)3342-3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 566th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 08, 2009

Reports, as presented, which, after initialed by the members of the board, will be filed at the Company’s headquarters. II) Subjects for Acknowledgment: The responsible persons expounded on the subjects contained in this item of the agenda, namely: a) Braskem Results: November 2009; and b) Report from the Strategy and Communication Committee’s Coordinator: Analysis of the Corporate Leader AP. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, December 8, 2009. [Signatures: Djalma Rodrigues de Souza – Vice Chairman in replacement of the Chairman; Marcella Menezes Fagundes – Secretary; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José de Freitas Mascarenhas; Newton Sergio de Souza, Paulo Henyan Yue Cesena and Marcelo Bahia Odebrecht (by Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044
Fax (71)3342-3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.